UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-51291

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hantz Financial Services, Inc. (a Wholly Owned Subsidiary of Hantz Group Inc.)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26200 American Dr. Fifth Floor
(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Renee Yaroch	248-304-2855	Renee.Yaroch@hantzgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

2601 Cambridge Ct. Suite 300	Auburn Hills	MI	48326
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hantz Financial Services, Inc. (a Wholly Owned Subsidiary of Hantz Group Inc.), as of 12/31, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Financial Officer

Notary Public Morgan Chaperon

2/25/26

[Notary Seal: MORGAN CHAPERON NOTARY PUBLIC COUNTY OF OAKLAND My Commission Expires August 05, 2032 Acting in the County of STATE OF MICHIGAN]

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hantz Financial Services, Inc.

(A Wholly Owned Subsidiary of Hantz Group, Inc.)

Year Ended December 31, 2025

Financial Statements and Supplementary Information

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ TABLE OF CONTENTS   **PAGE**



Plante & Moran, PLLC
Suite 300
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Hantz Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hantz Financial Services, Inc. (the "Company") as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Hantz Financial Services, Inc.'s auditor since 2014.
Auburn Hills, Michigan
February 25, 2026



HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Assets

Cash and cash equivalents	$ 28,364,951
Accounts receivable - commissions	5,525,867
Accounts receivable - marketing support	3,690,036
Notes receivable, employees	54,575
Prepaid Expenses	449,167
Deposits with clearing organizations	77,286
Total assets	**$ 38,161,882**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued compensation	4,018,685
Accounts payable and accrued expenses	859,061
Total liabilities	**$ 4,877,746**

Stockholder's equity

Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	$ 533,121
Retained earnings	32,751,015
Total stockholder's equity	**$ 33,284,136**
Total liabilities and stockholder's equity	**$ 38,161,882**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

▉ STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2025

Revenue	
Commissions	$ 75,802,877
Advisory fees	53,186,267
Platform fees	21,041,852
Marketing support	9,623,923
Mortgage revenue	2,710,344
Plan processing fees	2,445,565
Financial planning fees	1,238,911
Other	1,004,171
Total revenue	**167,053,910**
Expenses	
Compensation, commissions and benefits	74,487,328
Platform fee expense	11,969,601
Management fees	5,045,226
Communications and data processing	5,704,084
Occupancy	2,569,260
Office expenses	1,100,979
Professional fees	1,608,966
Licensing	727,056
Other	2,937,657
Total expenses	**106,150,157**
Operating income	**60,903,753**
Interest income	796,377
Net income	**61,700,130**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balances, January 1, 2025	1,000	$ 533,121	$ 30,050,885	$ 30,584,006
Dividends paid to Parent	-	-	(59,000,000)	(59,000,000)
Net income	-	-	61,700,130	61,700,130
Balances, December 31, 2025	1,000	$ 533,121	$ 32,751,015	$ 33,284,136

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities	
Net income	$ 61,700,130
Adjustment to reconcile net income to net cash	
provided by operating activities	
Net changes in operating assets and liabilities	
which (used) provided cash	
Accounts receivable - commissions	1,478,038
Accounts receivable - marketing support	192,996
Prepaid Expenses	209,166
Deposits with clearing organizations	(496)
Accrued compensation	(2,261,406)
Accounts payable and accrued expenses	490,885
Net cash provided by operating activities	61,809,313
Cash provided by investing activities	
Collections of note receivable - employee	24,465
Cash used in financing activities	
Distributions paid to Parent	(59,000,000)
Net increase in cash and cash equivalents	2,833,778
Cash and cash equivalents, January 1, 2025	25,531,173
Cash and cash equivalents, December 31, 2025	$ 28,364,951

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ NOTES TO FINANCIAL

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services, including financial planning and investment portfolio management services. The Company's customers are primarily individuals and small businesses located predominantly in the states of Michigan and Ohio. The Company is also a licensed mortgage broker.

The Company is a Michigan Corporation that is a wholly owned subsidiary of *Hantz Group, Inc.* (the "Parent").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits in banks. The Company holds deposits in major financial institutions in excess of federally insured limits. The Company monitors its concentration and credit risks and has not experienced any losses on its cash and cash equivalents.

Commission and Marketing Support Receivables
Commission and marketing support receivables consist of amounts due from product sponsors related to the sales of their financial products by the Company. An allowance for credit losses is established for amounts expected to be uncollectible. The Company calculates the allowance using an expected loss model that considers the Company's actual historical loss rates, current conditions and reasonable and supportable forecasts. Uncollectible amounts are applied against the allowance in the period they are determined to be uncollectible. Recoveries of amounts previously written off are recognized when received. As of January 1, 2025, commission and marketing support receivables were $7,003,905 and $3,883,032, respectively.

Revenue Recognition

Commissions
Sales commission revenue is generated at the point of sale of financial products. The Company views these financial transactions as a single performance obligation to the product sponsor. The Company is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Commission revenue is recorded on a trade-date basis.

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ NOTES TO FINANCIAL

Trail service commissions are generated over time as earned on trail-eligible investments. Trail service commissions are primarily earned on annuity, mutual fund and insurance products in the years after the initial sale based on the average value of the investment for the duration of the client's holding period. The fee is based on an agreed upon percentage at the time of purchase. Trail service commission revenue is recognized over time as earned because it is variably constrained due to market volatility and the client's investment holding period.

The following table represents sales-based and trailing commission revenue disaggregated by product category.

Sales-based	
Annuities	$ 50,214,967
Insurance	18,136,409
Other	1,518,497
Total sales-based revenue	$ 69,869,873
Trailing	
Annuitites	$ 5,101,432
Other	831,572
Total trailing revenue	$ 5,933,004
Total commission revenue	$ 75,802,877

Advisory Fees
The Company is licensed as a Registered Investment Advisor (RIA). Advisory revenue includes fees charged to clients for providing ongoing investment advice and administrative services, model portfolios, investment strategy, portfolio market reports and analysis. Fees are billed in advance to the client, on a monthly basis, based on assets under management. The company serves as the Investment Advisor and provides investment management and related services to various private equity funds. The company charges a fee for this service.

Platform Fees
Advisory clients pay a platform fee for account maintenance and administration services, typically to the custodian. In place of the custodian, the Company is providing these services and receiving a fee for these services. The Platform fees are charged based on assets under management. Fees are billed in advance to the client, on a monthly basis and adjusted accordingly in the following month based on customer contributions and withdrawals. The company also charges a technology fee.

Marketing Support
Marketing revenue is generated for providing marketing services and sales force education and training. The amount of the marketing fee can be based on a stated percentage of new purchases and/or assets under management. Marketing revenue is recorded over time. This revenue includes variable consideration and is constrained until the date that the fees are determinable.

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

■ NOTES TO FINANCIAL

Mortgage Revenue

The Company assists clients in developing a debt strategy for their purchase or refinance of real estate. The Company acts as a mortgage broker. It originates loan applications, it does not hold or service mortgages, they are sold on the secondary market. As a mortgage broker, commissions and fees are earned at the point in time when the mortgage closes.

Plan Processing Fees

Financial plan processing revenue is received from an affiliated company for plan processing services which include reviewing the analysis, data inputs and assumptions. Revenue is recorded at the point in time when the service is completed.

Financial Planning Fees

The Company earns fees for providing advice through a holistic financial planning approach by a team of financial specialists to provide clients with flexibility and control over their financial situation. Financial planning fees are recognized monthly in accordance with the terms of the client agreements. If an annual payment is received in advance, the company has a contract asset and liability. This is recorded as an unearned revenue liability and a receivable for employee compensation, which are insignificant at December 31, 2025 and throughout the year then ended. The company has no other contract assets or liabilities.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2025, 96% of commission revenue was from eight product providers and 94% of marketing support revenue was from five product providers.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Under the Internal Revenue Code, the parent is treated as an S Corporation and the Company is treated as a qualified subchapter S subsidiary. The Company has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g., tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2025, and it is not aware of any claims for such amounts by federal or state income tax authorities on the Parent company that would require recording an allocation of such on the Company's financial statements.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including introducing transactions on a fully disclosed basis, investment advisory and financial planning services and originating mortgages as a mortgage broker. The Company has identified its Chairman of the Board as the chief operating

■ NOTES TO FINANCIAL

decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent provides accounting, administrative and managerial services to the Company. Amounts charged for these services by the Parent result from an allocation of actual costs based on the percentage of the actual prior year revenue of the Company in relation to the actual prior year revenue generated by other subsidiaries of the Parent. The cost allocated for management services was $4,601,882 during 2025. The Company was also allocated $3,301,242 in additional operating and administrative costs from the Parent. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, LLC, in which the Parent is the sole member. Total expense incurred in connection with these technology charges was $4,428,399 during 2025. The Company also leases office space under various short term operating leases with its Parent who in turn leases these facilities from both related and unrelated third parties. Net short term rental expense on operating leases from related parties was $2,247,628.

The Company received revenue for plan processing services provided to an affiliate. In 2025, the revenue was $2,445,565 for these services.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $100,000 or 6.67% of aggregate indebtedness, which is $325,183 at December 31, 2025, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $26,085,472 which was $25,760,289 in excess of the required amount of net capital. The Company's ratio of aggregate indebtedness to net capital ratio was 0.19 to 1 as of December 31, 2025.

4. EMPLOYEE BENEFIT PLAN

The Company participates in a deferred compensation retirement plan sponsored by the Parent qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the plan are determined annually at the discretion of the Board of Directors. The Company did not make any matching contributions to the plan in 2025.

■ NOTES TO FINANCIAL

5. CONTINGENCIES

From time to time, the Company is party to various litigation and other claims arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

6. SUBSEQUENT EVENTS

The company has evaluated events that occurred subsequent to year-end through February 25, 2026, the date the financial statements were issued, to determine whether events required recognition or disclosure in the 2025 financial statements as required by authoritative guidance.

■ ■ ■ ■ ■

SUPPLEMENTARY SCHEDULE

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

■COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Net capital		
Total stockholder's equity	$	33,284,136
Deductions		
Non-allowable assets		
Commissions and marketing support receivables		
greater than 30 days	$	6,694,922
Note receivable, employee		54,575
Other assets - Due from affiliate		-
Prepaid asset		449,167
Total deductions		7,198,664
Net capital	$	26,085,472
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued compensation	$	4,018,685
Accounts payable, accrued expenses		859,061
Total aggregate indebtedness	$	4,877,746
Computation of basic net capital requirement		
Minimum dollar net capital requirement	$	325,183
Excess net capital	$	25,760,289
Net Capital in excess of 120% of minimum net capital	$	25,695,252
Ratio of aggregate indebtedness to net capital		0.19:1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2025)		
Net capital, as reported in Company's Part II (unaudited) FOCUS	$	26,085,472
Net capital, per above	$	26,085,472

Note: There were no material differences between this schedule and the company's amended unaudited FOCUS report filed February 25, 2026



Plante & Moran, PLLC
Suite 300
2601 Cambridge Court
Auburn Hills. MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Hantz Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Hantz Financial Services, Inc. (the "Company") stated that the Company claimed an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company also stated that it is filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. paragraph 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with the exemption provisions, 17 C.F.R. §240.15c3-3, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 and pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 25, 2026







HANTZ FINANCIAL SERVICES. INC.

26200 AMERICAN DRIVE
SOUTHFIELD. MI 48034

HANTZ FINANCIAL SERVICES, INC.
EXEMPTION REPORT

February 25, 2026

Hantz Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. paragraph 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. paragraph 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. paragraph 240.15c3-3 under the following provisions of 17 C.F.R. paragraph 240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. paragraph 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. paragraph 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hantz Financial Services, Inc.
I, Renee Yaroch, CFO affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Renee Yaroch, Chief Financial Officer

_____
2.25-2026
Date

MEMBER FINRA/SIPC